UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Guild Holdings Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

40172N107
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Catherine Blocker		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 1,169,265 shares of Class A Common Stock
		6	SHARED VOTING POWER N/A
		7	SOLE DISPOSITIVE POWER 1,169,265 shares of Class A Common Stock
		8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,265 shares of Class A Common Stock		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

Item 1(a) **Name of Issuer:**

Guild Holdings Company

Item 1(b) **Address of Issuer's Principal Executive Offices:**

5887 Copley Drive, San Diego, California 92111

Item 2(a) **Name of Person Filing:**

Catherine Blocker

Item 2(b) **Address of Principal Business Office or, if none, Residence:**

12060 Crest Road, Poway, CA 92064

Item 2(c) **Citizenship:**

United States of America

Item 2(d) **Title of Class of Securities:**

Class A Common Stock, par value $0.01 per share

Item 2(e) **CUSIP No.:** 40172N107

Item 3 **If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a: N/A**

Item 4 Ownership:

(a) Amount beneficially owned: 1,169,265 shares of Class A Common Stock

(b) Percent of class: 5.95%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,169,265 shares of Class A Common Stock

(ii) Shared power to vote or to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: 1,169,265 shares of Class A Common Stock

(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8 Identification and Classification of Members of the Group:

N/A

Item 9 Notice of Dissolution of Group:

N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2021

By: /s/ Catherine Blocker